[Letterhead of Sutherland Asbill & Brennan LLP]

July 1, 2015

VIA EDGAR

Ms. Mary Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Oxford Lane Capital Corp.

Registration Statement on Form N-2

filed July 1, 2015

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-195652) (the “Prior Registration Statement”), initially filed with the Commission on May 2, 2014 and declared effective, as amended, on June 5, 2014, which Prior Registration Statement related to the registration of the Company’s common stock, preferred stock, subscription rights to purchase shares of the Company’s common stock and debt securities, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended March 31, 2015, together with disclosure relating thereto.

Ms. Mary Cole

July 1, 2015

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0515.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:         Steven B. Boehm